UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 17, 2015, entitled "Statoil's share saving plan allocates shares".

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on the 15th of April 2015 for use in the group's Share Saving Plan have on the 17th of April 2015 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 8,417,565 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 159.

Name	Allocated shares	New shares holding
Anfinnsen, Tor Martin	341	9 789
Bacher, Lars Christian	350	22 767
Bjørn, Benedikte Bettina	46	848
Di Valerio, Ingrid Elisabeth	112	2 607
Dodson, Timothy	277	25 150
Gjærum, Reidar	274	22 684
Hilland, Jannicke	229	11 348
Hovden, Magne Andre	252	10 204
Klouman, Hans Henrik	397	21 318
Knight, John Nicholas	813	73 452
Kvelvane, Ørjan	172	2 987
Mathieu, Philippe François	203	7 754
Opedal, Anders	13	12 023
Reitan, Torgrim	360	25 196
Skeie, Svein	221	19 218
Sætre, Eldar	284	30 270
Øvrum, Margareth	369	38 804

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 17, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer